Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Four Months Ended December 31	Eight Months Ended August 31	Year Ended December 31
(in millions)	2013	2013	2012	2011	2010	2009
Loss from continuing operations before provision for income taxes	$(78)	$2,356	$(1,610)	$(757)	$(425)	$(5)
Adjustments:
Undistributed (earnings) loss of equity method investees	—	—	—	—	—	—
Interest expense	22	106	139	138	148	118
Interest component of rental expense (1)	5	12	20	25	32	36
Amortization of capitalized interest	—	—	2	2	2	2

Earnings as adjusted	$(51)	$2,474	$(1,449)	$(592)	$(243)	$151

Fixed charges:
Interest expense	22	106	139	138	148	118
Interest component of rental expense (1)	5	12	20	25	32	36
Capitalized interest	—	—	1	1	1	2

Total fixed charges	$27	$118	$160	$164	$181	$156

Ratio of earnings to fixed charges	*	* *	* * *	* * * *	* * * * *	* * * * * *

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
*	Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $66 million.
**	Earnings for the eight months ended August 31, 2013 were adequate to cover fixed charges. The coverage amount was $2,356 million.
***	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $1,609 million.
****	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $756 million.
*****	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $424 million.
******	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $5 million.